Exhibit 12.6

Pepco Holdings LLC and Subsidiary Companies

Ratio of Earnings to Fixed Charges

	Predecessor					Successor
	Years Ended December 31,
	2012	2013	2014	2015	January 1, 2016 to March 23, 2016	March 24, 2016 to December 31, 2016
Pre-tax income from continuing operations	344	304	380	481	36	(58)
Plus: (Income) loss from equity investees	(1)	(2)	—	—	—	—
Less: Capitalized interest	(3)	(2)	(3)	(2)	(3)	(12)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	340	300	377	479	33	(70)
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	265	279	276	288	69	210
Interest component of rental expense (a)	21	22	24	24	4	16

Total fixed charges	286	301	300	312	73	226
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	626	601	677	791	106	156
Ratio of earnings to fixed charges	2.2	2.0	2.3	2.5	1.5	0.7 (b)

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.
(b)	The ratio coverage was less than 1:1. The registrant must generate additional earnings of $70 million to achieve a coverage ratio of 1:1.